January 9, 2014

Ms. Angela Connell

Mr. Jim Dunn

100 F Street, N.E.

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Calamos Asset Management, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
File No. 000-51003

Dear Ms. Connell and Mr. Dunn:

Thank you for your time and guidance on our teleconference yesterday. Per our conversation, Calamos Asset Management, Inc. (“Company”) acknowledges its prior request and your consent to a ten business day extension to respond to the U.S. Securities and Exchange Commission’s letter dated December 27, 2013 regarding the Company’s Form 10-K for fiscal year ended December 31, 2012. As such, the Company intends to respond on or before January 28, 2014.

Please contact me at 630.245.8394 if anything further is needed with respect to the extension.

Sincerely,

/s/ J. Christopher Jackson
J. Christopher Jackson
Senior Vice President, General Counsel and
Secretary